FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April 2002

HSBC Holdings plc

10 Lower Thames Street, London EC3R 6AE, England

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ✔ Form 40-F ________]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ________ No ✔]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ______________________________]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: P A Stafford
Title: Assistant Group Secretary

Dated: May 1, 2002

View Announcement

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		14:54 2 Apr 0

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

Sir John Bond

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Turnsonic (Nominees) Limited 7,136
HSBC Nominees (Hong Kong)Limited 62,831
Abacus Corporate Trustee Limited 357,075
Computershare Trustees Limited Account SIP 62
Sir John Bond 203,863

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / monthly contribution to the HSBC UK Share Ownership Plan

7) Number of shares/amount of stock acquired

16

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.97

13) Date of transaction

27 March 2002

14) Date company informed

2 April 2002

15) Total holding following this notification

630,967 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey Company Secretarial Assistant 020 7260 0126

As in 24) above

Date of Notification 2 April 2002

END

---

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		14:52 2 Apr 0

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

S K Green

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

As in 2. above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSBC Trinkaus & Burkhardt (International) SA 13,736
Abacus Corporate Trustee Limited 259,533
Computershare Trustees Limited Account SIP 62
S K Green 159,053

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 2. above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / monthly contribution to the HSBC UK Share Ownership Plan

7) Number of shares/amount of stock acquired

16

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.97

13) Date of transaction

27 March 2002

14) Date company informed

28 March 2002

15) Total holding following this notification

432,384 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 2 April 2002

END

---

status list

Date of notification : 4 April 2002

NOTIFICATION OF DIRECTORS' SHARE INTERESTS

IN HSBC HOLDINGS PLC

Interests in shares of HSBC Holdings plc ("the Company") arising under sections 324 and 328 of the Companies Act 1985.

Following the acquisition of Crédit Commercial de France (CCF) by HSBC Holdings plc, outstanding options over CCF shares granted between 1994 and 1999 (for nil consideration) have vested. Options granted over CCF shares in 2000 will vest in 2002. On exercise of the options, the CCF shares issued will become exchangeable for ordinary shares in HSBC Holdings plc (HSBC shares) in the same ratio as for the acquisition of CCF – 13 HSBC shares for 1 CCF share. The HSBC shares are to be provided through the HSBC Holdings General Employee Benefit Trust (the Trust), the Trustee of which is HSBC Trustee (C.I.) Limited.

Mr C F W de Croisset, a director of HSBC Holdings plc and HSBC Bank plc, currently holds options over 186,000 CCF shares which he is obliged, upon exercise, to exchange for 2,418,000 (186,000 x 13) HSBC shares.

As a beneficiary of the Trust, Mr de Croisset also has a technical interest in all of the HSBC shares held by the Trust (including the HSBC shares which correspond to his options over CCF shares enumerated above) as follows:

HSBC Holdings plc - Ordinary Shares US$0.50 each

Date of transaction	Nature of transaction by the Trust	Consideration
	Transfer by Trust of:	
3 April 2002	5,200 HSBC shares to an individual exercising options over 400 shares.	13 HSBC shares for each CCF share

At 3 April 2002 the Trust held a total of 38,715,613 HSBC shares.

Peter Harvey

020 7260 0126 (Extn. 50126)

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		11:44 4 Apr 0

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

D J Flint

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Turnsonic (Nominees) Limited 4,001
Abacus Corporate Trustee Limited 211,996
Computershare Trustees Limited Account SIP 62
D J Flint 26,157

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / monthly contribution to HSBC Holdings UK Share Ownership Plan

7) Number of shares/amount of stock acquired

16

8) Percentage of issued class

De minimis

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.97

13) Date of transaction

27 March 2002

14) Date company informed

4 April 2002

15) Total holding following this notification

242,216 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 4 April 2002

END

---

status list

Date of notification : 5 April 2002

NOTIFICATION OF DIRECTORS' SHARE INTERESTS

IN HSBC HOLDINGS PLC

Interests in shares of HSBC Holdings plc ("the Company") arising under sections 324 and 328 of the Companies Act 1985.

Following the acquisition of Crédit Commercial de France (CCF) by HSBC Holdings plc, outstanding options over CCF shares granted (for nil consideration) have vested. On exercise of the options, the CCF shares issued will become exchangeable for ordinary shares in HSBC Holdings plc (HSBC shares) in the same ratio as for the acquisition of CCF – 13 HSBC shares for 1 CCF share. The HSBC shares are to be provided through the HSBC Holdings General Employee Benefit Trust (the Trust), the Trustee of which is HSBC Trustee (C.I.) Limited.

Mr C F W de Croisset, a director of HSBC Holdings plc and HSBC Bank plc, currently holds options over 186,000 CCF shares which he is obliged, upon exercise, to exchange for 2,418,000 (186,000 x 13) HSBC shares.

As a beneficiary of the Trust, Mr de Croisset also has a technical interest in all of the HSBC shares held by the Trust (including the HSBC shares which correspond to his options over CCF shares enumerated above) as follows:

HSBC Holdings plc - Ordinary Shares US$0.50 each

Date of transaction	Nature of transaction by the Trust	Consideration
	Transfer by Trust of:	
4 April 2002	57,460 HSBC shares to an individual exercising options over 4,420 shares.	13 HSBC shares for each CCF share

At 4 April 2002 the Trust held a total of 38,658,153 HSBC shares.

Peter Harvey

020 7260 0126 (Extn. 50126)

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		14:20 5 Apr 0

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

D J.Flint

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

In respect of the Director and his spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Turnsonic (Nominees) Limited 5,763
Abacus Corporate Trustee Limited 211,996
Computershare Trustees Limited Account SIP 62
D J Flint 26,157

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Family interest - Mrs F Flint

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Investment in Individual Savings Account (ISA) for 2001/2002. Ben interest 881 shares / family interest 881 shares

7) Number of shares/amount of stock acquired

1,762

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.8850

13) Date of transaction

2 April 2002

14) Date company informed

5 April 2002

15) Total holding following this notification

243,978 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 5 April 2002

END

---

status list

HSBC

News Release

The following news release was issued today by The Saudi British Bank; a 40 per cent indirectly-held associate of HSBC Holdings plc.

9 April 2002

THE SAUDI BRITISH BANK
FIRST QUARTER 2002 RESULTS – HIGHLIGHTS

- Net profit of SAR235.0 million (US$62.7 million) for the quarter ended 31 March 2002 – up SAR39.3 million (US$10.5 million) or 20.1 per cent over the same period in 2001.

- Customer deposits of SAR32.1 billion (US$8.6 billion) at 31 March 2002 – up SAR1.9 billion (US$0.5 billion) or 6.3 per cent over 31 March 2001.

- Loans and advances to customers of SAR17.3 billion (US$4.6 billion) at 31 March 2002 – up SAR1.0 billion (US$0.3 billion) or 6.1 per cent over 31 March 2001.

- Total value of investment portfolio stood at SAR22.0 billion (US$5.9 billion) at 31 March 2002 – up SAR3.7 billion (US$1.0 billion) or 20.2 per cent over 31 March 2001.

- Total assets of SAR43.1 billion (US$11.5 billion) at 31 March 2002– up SAR2.0 billion (US$0.5 billion) or 4.9 per cent over 31 March 2001.

- Earnings per share of SAR5.87 (US$1.57) for the quarter ended 31 March 2002 – up from SAR4.89 (US$1.30) over the same period in 2001.

more…

The Saudi British Bank First Quarter 2002 Results/2

Comment by David Hodgkinson, Managing Director

The Saudi British Bank (SABB) recorded a net profit of SAR235.0 million (US$62.7 million) for the quarter ended 31 March 2002. This represents an increase of 20.1 per cent over the same period in 2001. Operating income (excluding gains on investments) of SAR428.1 million (US$114.2 million) increased by 8.1 per cent compared to the quarter ended 31 March 2001, and was broad based with satisfactory contributions from all business segments. Earnings per share increased to SAR5.87 (US$1.57) compared to SAR4.89 (US$1.30) for the first quarter of 2001.

Customer deposits increased to SAR32.1 billion (US$8.6 billion) at 31 March 2002, up 6.3 per cent on last year. Loans and advances to customers, at SAR17.3 billion (US$4.6 billion), were 6.1 per cent higher.

We are proud that The Consulting Center for Finance and Investment named us the best performing bank in the field of mutual funds, based on their survey of the market. In the survey, we achieved the highest number of top rankings for various categories of mutual funds offered by Saudi banks.

While current economic conditions require strict cost discipline, we continue to invest in upgrading our customer service and delivery systems in line with the increased customer focus of our new strategic plan.

We thank our customers for their steadfast support and our staff for their dedicated efforts during the period.

Media enquiries to Karen Ng on + 44 20 7260 9814 or at karenng@hsbc.com

ends

HSBC

The following is a translation of a news release issued today by Société Marseillaise de Crédit, a wholly-owned, indirectly-held subsidiary of HSBC Holdings plc.

News Release

10 April 2002

SOCIETE MARSEILLAISE DE CREDIT
ANNUAL RESULTS 2001

Société Marseillaise de Crédit (SMC) reported positive results for the second year in a row despite a less favourable economic and financial environment.

This was a result of measures first introduced in 1998, including an internal reorganisation of the bank, the launch of new products and services and a focus on the bank's core business of retail banking.

For the year ended 31 December 2001, the bank's net profit after tax was up 14.9 per cent to €37 million compared with €32 million in 2000.

Fee income was held down by a decline in commission on stock market orders and equity investments, and fell 2.0 per cent to €61 million.

Net banking income, however, increased by 6.7 per cent to €173 million in 2001 from €162 million in 2000 despite the fall in financial and stock market activity.

Operating costs fell by 4.2 per cent to €117 million in 2001 from €123 million in 2000 due to a reduction in staff costs and other operating expenses.

With the increase in net banking income and the contraction in operating costs, operating profit before provisions posted a substantial rise of 46.0 per cent to €52 million, up from €35 million in 2000.

SMC's total assets increased by 3.7 per cent to €3.6 billion in 2001 compared with €3.5 billion in 2000.

more...

Overall funds were stable at €4.9 billion. SMC's 2001 year end demand deposits increased by 2.8 per cent to €1.2 billion, while financial savings funds declined by 5.0 per cent to €560 million owing to the fall in the value of equity mutual funds. Outstanding life insurance policies increased by 12 per cent to €900 million. New lending increased slightly.

During the year, the bank launched a major graduate recruitment programme and internal bank training course, and invested in a substantial branch modernisation programme.

Other highlights of 2001 included the launch of online broker, SMC*Net* Bourse, and SMC*Net* online services. Staff also worked hard to enable customers to complete the difficult task of switching over to the euro and converting their management systems. Finally, the bank's entry into the HSBC Group in 2000 has enabled it to offer customers international financing products and services.

Media enquiries to:

Nathalie Bossut	Sophie Sauvage	Karen Ng
SMC	CCF	HSBC
+33 4 91 13 55 22	+33 1 40 70 33 05	+44 20 7260 9814

Note to editors

Société Marseillaise de Crédit is a wholly-owned subsidiary of CCF, which became part of the HSBC Group in July 2000. With some 7,000 offices in 81 countries and territories and assets of US$696 billion at 31 December 2001, the HSBC Group is one of the world's largest banking and financial services organisations.

ends

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		10:18 10 Apr

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

W R P Dalton

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSBC Nominees (Hong Kong) Limited 12,497
Abacus Corporate Trustee Limited 204,764
Computershare Trustees Limited Account SIP 62
W R P Dalton 8,972

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / monthly contribution to the HSBC UK Share Ownership Plan

7) Number of shares/amount of stock acquired

16

8) Percentage of issued class

De minimis

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.97

13) Date of transaction

27 March 2002

14) Date company informed

9 April 2002 (Director made aware of transaction on 9 April 2002)

15) Total holding following this notification

226,295 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 10 April 2002

END

---

status list

HSBC

Information

The following is a translation of an announcement which is being issued by Banque Worms/Deutsche Bank Group.

10 April 2002

BANQUE WORMS / DEUTSCHE BANK GROUP

Within the framework of the reorganisation of its activities, Banque Worms, member of DB Group since April 2001, announces that it has entered into exclusive negotiations with CCF (HSBC Group), for the sale of its network of local branches outside Paris.

This decision forms part of the realignment strategy of Banque Worms, which, for most of its activities, is aimed at becoming the operating platform for Cash Management, Payments and Trade Finance for all Corporate customers of DB Group in France as well as the relationship platform for Mid-caps Corporate customers, thus ensuring their access to the full range of products and services offered by DB Group.

Media enquiries to:

Sophie Sauvage	Karen Ng
CCF	HSBC
+33 1 40 70 33 05	+44 20 7260 9814

Note to editors

HSBC Holdings plc
CCF joined the HSBC Group in July 2000. With some 7,000 offices in 81 countries and territories and assets of US$696 billion at 31 December 2001, the HSBC Group is one of the world's largest banking and financial services organisations.

ends

HSBC

The following text is the English translation of a news release issued today in Germany by HSBC Holdings plc's subsidiary.

News Release

11 April 2002

HSBC TRINKAUS & BURKHARDT 2001 RESULTS
NET PROFITS ROSE AGAIN

HSBC Trinkaus & Burkhardt, which is approximately 73.5 per cent indirectly owned by HSBC Holdings plc, successfully met the challenges of 2001, a year marked by difficult conditions in financial markets. Pre-tax profits increased 4.3 per cent to EUR148.3 million, due to exceptional income, largely deriving from gains on the exchange of shares in Ergo Versicherungsgruppe AG for shares of Münchener RückversicherungsGesellschaft AG and the de-consolidation of pulsiv AG.

Net profits rose strongly by 23.5 per cent to EUR113.1 million. Operating profits fell by 27 per cent to just under EUR93 million. The Chairman of the Managing Partners, Dr Sieghardt Rometsch, emphasised "that the Partners have reason to be pleased both with the absolute level of net profits after tax, and also in relative terms, reflecting on the decline in profits reported by many banks in 2001."

Net fees and commissions, the most important element of profits, declined by 14.4 per cent to EUR197.3 million, compared to their record contribution in 2000. Net interest income after credit risk provisions increased 10.1 per cent to EUR75.4 million. New risk provisions, without any relaxation of strict criteria, rose only slightly from EUR4.2 million in 2000 to EUR4.3 million. Profit from trading activities fell 18.1 per cent to EUR54.6 million. Operating expenses fell slightly by 0.5 per cent to EUR237.4 million, although the number of staff employed rose from 1,517 to 1,600.

Earnings per share rose from EUR3.62 in 2000 to EUR4.20 in 2001. At the Annual General Meeting on 5 June 2002 the payment of a dividend of EUR1.75 per share will be recommended (2000 : EUR1.75 per share), plus a bonus dividend of EUR1.00 per share (2000 : EUR0.50 per share). Through the EUR0.50 increase in the bonus dividend it is intended that share-holders will participate in the exceptional income from the Ergo share exchange.

Consolidated assets grew by 6.3 per cent in 2001, to EUR11.0 billion. The total capital base at 31 December 2001 was 10.9 per cent of risk-weighted assets. The core capital ratio was 7.5 per cent.

At 31 December 2001, total outstanding derivatives business was EUR82.6 billion (2000 : EUR85.1 billion) with a market value of EUR1.2 billion (EUR1.3 billion). Aggregate market risk rose from EUR8.2 million in 2000 to EUR14.2 million in 2001.

The weakness of securities markets and the gloomy economic outlook affected in 2001 all three client-driven business segments of the bank - private banking, corporate banking, and institutional investors. Dr Sieghardt Rometsch once again drew attention to the balanced earnings structure of the bank. Business with institutional investors contributed 24 per cent of profits, private banking 25 per cent and corporate banking 28 per cent. The portion attributable to proprietary trading was 23 per cent.

After the record year of 2000, Private Banking, dedicated to the management of substantial private wealth, reported a decline in revenues of close to 20 per cent. This was primarily due to heavy price falls on international stock exchanges. Funds under management were slightly higher overall, boosted by successful client acquisition. Average portfolio performance declined by 5.77 per cent, which in the context of a fall in the DAX index of 19.8 per cent may be considered a satisfactory outcome.

The profit contribution of Corporate Banking in 2001 was lower than that of the previous year. Nevertheless, the balanced composition of income streams provided a solid revenue base. The number of special funds established for corporate clients rose once again. Dr Rometsch highlighted : "that the bank, in co-operation with business partners, now offers its clients support in all aspects of corporate pension services". Corporate finance business concentrated on advisory mandates. A large number of new customers were won in trade services and foreign business.

The results of the Institutional Investors area were satisfactory, against the background of weak stock markets in the first half of 2001 combined with the powerful shocks to capital markets following 11 September. However, they fell short of the record profits of 2000. As in that year, equities business generated the largest portion of profits. In order to expand equities derivatives and index-linked derivatives business with clients, the new Equities Derivatives Group was established. Fixed income activities with institutional clients reported revenue in line with that of the previous year. Foreign exchange will focus in 2002 on the expansion of electronic dealing business.

Professional portfolio management handled by the bank's subsidiary HSBC Trinkaus Capital Management GmbH performed well in an environment characterised by reticence on the part of investors. Market share was gained in both special funds and public investment funds. Corporate Bonds proved especially successful in attracting new funds for investment. HSBC Trinkaus Capital Management secured its first top ranking, in the category of performance quality, from the most influential, independent market research analysis of special funds products.

INKA (Internationale Kapitalanlagegesellschaft mbH) increased the number of its special investment funds by 10 to 190, and of its public investment funds by 5 to 34. The value of assets under management was maintained at the previous year's level of EUR16.4 billion. At the end of 2001, HSBC Trinkaus Investment Managers SA, Luxemburg managed one special fund and 30 public investment funds : the value of assets under their management remained constant at EUR1.1 billion. In new issues business, HSBC Trinkaus & Burkhardt achieved a new record of 972 transactions, compared to 832 in 2000. The bank participated in a total of 7 IPOs, new placements and capital issues for domestic and foreign companies. The issue of own option certificates, and of other certificates with a wide variety of structures, remained of great importance : the bank issued 956 such securities during the year, compared to 790 in 2000; of these, 537 were equity-linked, 311 index-linked and 108 linked to currencies.

Corporate finance reported significantly lower income in 2001, as new company flotation business virtually dried up. However, through growing success in advisory work on mergers and acquisitions this area still made a good positive contribution to the bank's overall profitability. The modest volumes of pre-IPO participations entered into in 1999 were completely sold or written down. In the field of post-IPO client relations, designated sponsor mandates remained steady at 36.

On 2 March 2001 the bank sold its majority shareholding in the internet broker pulsiv.com to the German Savings Bank (Sparkassen) financial group. However, HSBC Trinkaus & Burkhardt will continue in the years ahead to provide securities back office processing services required by the company, which now trades under the name S-Broker. This new contract further builds on the bank's good starting position in the market for the outsourcing of securities services. In order to enhance its product offering for securities services outsourcing, and to further improve securities processing quality, the new securities back office processing system GEOS will be introduced in the fourth quarter of 2002.

Despite the difficult market environment of the first three months of the current year, the Managing Partners are cautiously optimistic and hopeful of achieving planned results, linked to improving conditions primarily in the second half of the year, with positive contributions from all business areas. It is anticipated that the dividend can be maintained at EUR1.75 per share.

Media enquiries to : Harald Düren
HSBC Trinkaus & Burkhardt
Tel: +49 (0211) 910 3761

Adrian Russell
HSBC Holdings plc
Tel: +44 (020) 7260 8211

HSBC Trinkaus & Burkhardt 2001 Results

Consolidated figures according to International Accounting Standards

(EUR million)	2001	2000	Change in per cent
1. Balance Sheet			
Due from customers	2,926	3,133	(6.6)
Dealing assets	3,183	3,777	(15.7)
Customer deposits	5,580	4,642	20.2
Dealing Liabilities	1,704	1,500	13.6
Shareholders Funds	773	653	18.4
Balance Sheet Total	11,001	10,345	6.3
2. Profit & Loss Account			
Net Interest Income	79.7	72.7	9.6
Risk Provisions	4.3	4.2	2.4
Net Commission income	197.3	230.5	(14.4)
Trading Income	54.6	66.7	(18.1)
Operating Expenses	237.4	238.6	(0.5)
Operating Profit	92.9	127.3	(27.0)
Net Profit	113.1	91.6	23.5

* * *

Date of notification : 12 April 2002

NOTIFICATION OF DIRECTORS' SHARE INTERESTS

IN HSBC HOLDINGS PLC

Interests in shares of HSBC Holdings plc ("the Company") arising under sections 324 and 328 of the Companies Act 1985.

Following the acquisition of Crédit Commercial de France (CCF) by HSBC Holdings plc, outstanding options over CCF shares granted (for nil consideration) have vested. On exercise of the options, the CCF shares issued will become exchangeable for ordinary shares in HSBC Holdings plc (HSBC shares) in the same ratio as for the acquisition of CCF – 13 HSBC shares for 1 CCF share. The HSBC shares are to be provided through the HSBC Holdings General Employee Benefit Trust (the Trust), the Trustee of which is HSBC Trustee (C.I.) Limited.

Mr C F W de Croisset, a director of HSBC Holdings plc and HSBC Bank plc, currently holds options over 186,000 CCF shares which he is obliged, upon exercise, to exchange for 2,418,000 (186,000 x 13) HSBC shares.

As a beneficiary of the Trust, Mr de Croisset also has a technical interest in all of the HSBC shares held by the Trust (including the HSBC shares which correspond to his options over CCF shares enumerated above) as follows:

HSBC Holdings plc - Ordinary Shares US$0.50 each

Date of transaction	Nature of transaction by the Trust	Consideration
	Transfer by Trust of:	
11 April 2002	31,278 HSBC shares to an individual exercising options over 2,406 shares.	13 HSBC shares for each CCF share

At 11 April 2002 the Trust held a total of 38,626,875 HSBC shares.

Peter Harvey

020 7260 0126 (Extn. 50126)

HSBC

News Release

15 April 2002

HSBC BANK CANADA
FIRST QUARTER 2002 RESULTS - HIGHLIGHTS

- Net income attributable to common shares was C$74 million for the quarter ended 31 March 2002, an increase of 39.6 per cent over the comparative quarter in 2001.
- Return on average common equity was 19.7 per cent for the quarter ended 31 March 2002 compared with 16.3 per cent for the quarter ended 31 March 2001.
- The cost:income ratio (excluding amortisation of goodwill and intangible assets) improved to 52.0 per cent from 58.5 per cent in 2001.
- Total assets of C$33.9 billion at 31 March 2002 (C$31.1 billion at 31 March 2001).
- Funds under management were C$11.1 billion at 31 March 2002 compared to C$9.6 billion at 31 March 2001.

HSBC Bank Canada

HSBC Bank Canada reports 39.6 per cent increase in net income attributable to common shares

HSBC Bank Canada recorded net income attributable to common shares for the quarter ended 31 March 2002 of C$74 million, 39.6 per cent higher than the first quarter of 2001 and 51.0 per cent higher than the fourth quarter of 2001. Income before taxes and non-controlling interest in income of subsidiaries was C$127 million for the quarter ended 31 March 2002 compared to C$100 million for the first quarter of 2001 and C$81 million for the fourth quarter of 2001.

For the quarter ended 31 March 2002, the cost:income ratio, excluding amortisation of goodwill and intangible assets, was 52.0 per cent compared to 58.5 per cent in the first quarter of 2001 and 63.3 per cent in the fourth quarter of 2001.

Return on equity was 19.7 per cent for the quarter ended 31 March 2002, compared to 16.3 per cent for the same period in 2001 and 13.3 per cent for the fourth quarter of 2001.

Martin Glynn, president and chief executive officer of HSBC Bank Canada, said: "We are pleased with the results for the first quarter of 2002, which were achieved against a background of economic uncertainty. We continued to benefit from our diversified business portfolio with improved income, excluding capital market and trading revenues, across all lines of business.

"We achieved higher net interest income from a combination of increased loan growth and wider spreads. The lower levels of capital market fees and trading income reflected the relative uncertainties that exist in the equity markets. Revenues from other businesses in the bank combined with our continued efforts at controlling costs had a positive impact on net income for the quarter.

"We are excited by the potential of the North American alignment with HSBC Bank USA. This much closer working relationship will take advantage of the strengths of HSBC's operations in both Canada and the US. This will allow us to expand our services to offer customers better access to finance, competitively priced products and improved access to their money and financial information across borders. The alignment will allow management to better generate increased profitability through improved brand awareness, cost efficiencies, revenue generation, distribution and risk management. HSBC is well positioned to be known as North America's premier cross-border bank."

Net interest income

Net interest income for the first quarter of 2002 was C$211 million compared to C$175 million in the first quarter of 2001 and C$197 million in the fourth quarter of 2001. Net interest income increased in the first quarter of 2002 due to lower funding costs and continued growth in residential mortgages as housing market activity across Canada was spurred on by the low interest rate environment.

Net interest margin, as a percentage of average interest earning assets, for the first quarter of 2002 was 2.91 per cent compared with 2.64 per cent in the first quarter of 2001 and 2.66 per cent in the fourth quarter of 2001. The net interest margin benefited in the first quarter of 2002 from lower funding costs, partly due to the prime lending rate in Canada dropping early in the quarter.

Other income

Other income was C$110 million in the first quarter of 2002 compared to C$102 million in the first quarter of 2001 and C$111 million in the fourth quarter of 2001. The increase of C$9 million in securitisation income reflected the recognition of gains on sale of C$200 million of personal loans. Since 1 July 2001 gains, previously deferred and amortised to other income over the life of the assets securitised, are recognised in other income immediately when the relevant assets are securitised. The uncertainty in the global equity markets continued to have a negative effect on capital market fees as revenues in the first quarter of 2002 were lower than the first and fourth quarters of 2001.

Excluding capital market fees, trading revenues and securitisation income, other income increased by 4.1 per cent over the first quarter of 2001 and was comparable to income levels in the fourth quarter of 2001. Revenues from credit fees increased by 25.0 per cent over the first quarter of 2001 and 7.1 per cent over the fourth quarter of 2001 due to increased volumes in bankers' acceptances, letters of credit and guarantees. Mutual fund management and other administration fees increased by 25.0 per cent from the fourth quarter of 2001 due to increased net sales and increased market values of HSBC mutual funds in the first quarter of 2002.

Non-interest expenses

Non-interest expenses were C$169 million in the quarter ended 31 March 2002 compared to C$164 million in the first quarter of 2001 and C$197 million in the fourth quarter of 2001. Salaries and employee benefits in the fourth quarter of 2001 included C$9 million for costs associated with restructuring, and increased performance-related compensation relating to higher levels of corporate finance fees.

Provision for income taxes

The provision for income taxes was C$47 million compared with C$41 million in the first quarter of 2001 and C$26 million for the fourth quarter of 2001. The lower effective tax rate for the first quarter of 2002 reflects the lower tax rates enacted in Canada when compared to the same quarter last year. The lower effective tax rate in the fourth quarter of 2001 was partly due to a foreign tax credit.

Credit quality and provision for credit losses

Overall credit quality remained sound during the first quarter of 2002 reflecting a consistent approach to credit granting and proactive loan management. Provisions have been maintained at a level consistent with the underlying risk portfolio and stage in the credit cycle.

The provision for credit losses was C$25 million for the first quarter of 2002 compared with C$13 million in the first quarter of 2001 and C$30 million in the fourth quarter of 2001. The allowance for credit losses was in excess of impaired loans by C$49 million at 31 March 2002 compared with C$33 million at 31 December 2001.

Balance sheet

Total assets at 31 March 2002 were C$33.9 billion compared with C$31.1 billion at 31 March 2001 and C$33.3 billion at 31 December 2001. The growth in total assets during the first quarter of 2002 was primarily due to the continued growth in loans, particularly residential mortgages as a result of lower financing costs and increased housing market activity across Canada.

Total deposits at 31 March 2002 were C$27.0 billion compared with C$24.8 billion at 31 March 2001 and C$26.7 billion at 31 December 2001.

Funds under management

Funds under management were C$11.1 billion at 31 March 2002 compared with C$9.6 billion at 31 March 2001 and C$10.6 billion at 31 December 2001. The increase in funds under management reflected strong net sales of HSBC mutual funds as well as an increase in equity market values, which began in the fourth quarter of 2001 and continued into the first quarter of 2002.

Capital

The bank's tier 1 capital ratio was 8.7 per cent and the total capital ratio was 11.4 per cent at 31 March 2002. This compares with 8.5 per cent and 11.3 per cent, respectively, at 31 March 2001 and 8.6 per cent and 11.3 per cent, respectively, at 31 December 2001.

Dividends

A regular dividend of 39.0625 cents per share (totalling C$2 million) has been declared on the Class 1 Preferred Shares – Series A. The dividend will be payable in cash on 2 July 2002, the first business day after 30 June 2002, for shareholders of record on 14 June 2002.

About HSBC Bank Canada

HSBC Bank Canada (TSE:HSB.PR.A), a subsidiary of HSBC Holdings plc, has more than 160 offices. With over 7,000 offices in 81 countries and territories and assets of US$696 billion at 31 December 2001, the HSBC Group is one of the world's largest banking and financial services organisations. For more information about HSBC Bank Canada and its products and services, visit our web site at hsbc.ca.

Media enquiries: **Adrian Russell** **Tel: + 44 (0)20 7260 8211**

Copies of HSBC Bank Canada's first quarter 2002 report will be sent to shareholders during May 2002.

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation levels and general economic conditions in geographic areas where HSBC Bank Canada operates.

Figures in C$ millions (except per share amounts)	*Quarter ended* 31 March 2002	31 December 2001	31 March 2001
Earnings			
Net interest income	**211**	197	175
Income before taxes and non-controlling Interest in subsidiaries	**127**	81	100
Net income	**76**	51	55
Net income attributable to common shares	**74**	49	53
Basic earnings per share	**0.16**	0.11	0.12
Financial ratios (%)			
Return on average common equity	**19.7**	13.3	16.3
Return on average assets	**0.89**	0.58	0.70
Net interest margin	**2.91**	2.66	2.64
Cost:income ratio♦	**52.0**	63.3	58.5
Provision for credit losses:average loans and acceptances	**0.41**	0.48	0.24
Other income:total income ratio	**34.3**	36.0	36.8

♦ *Excluding amortisation of goodwill and intangible assets.*

Figures in C$ millions	*At 31 March 2002*	*At 31 December 2001*	*At 31 March 2001*
Financial position			
Total assets	**33,850**	33,260	31,089
Total loans	**22,575**	21,870	20,751
Total deposits	**26,961**	26,707	24,841
Shareholders' equity	**1,699**	1,612	1,459
Total assets under administration			
Funds under management	**11,118**	10,559	9,634
Custodial assets under administration	**2,302**	2,110	2,433
Capital ratios (%)			
Total capital	**11.4**	11.3	11.3
Tier 1 capital	**8.7**	8.6	8.5

HSBC Bank Canada **Consolidated Statement of Income (Unaudited)**

Figures in C$ millions (except per share amounts)	*Quarter ended* *31 March 2002*	*31 December 2001*	*31 March 2001*
Interest and dividend income			
Loans	**299**	329	378
Securities	**27**	30	46
Deposits with regulated financial institutions	**18**	22	42
Total interest income	**344**	381	466
Interest expense			
Deposits	**(125)**	(176)	(283)
Debentures	**(8)**	(8)	(8)
Total interest expense	**(133)**	(184)	(291)
Net interest income	**211**	197	175
Provision for credit losses	**(25)**	(30)	(13)
Net interest income after provision for credit losses	**186**	167	162
Other income			
Deposit and payment service charges	**17**	17	16
Credit fees	**15**	14	12
Capital market fees	**20**	28	22
Mutual fund and administration fees	**15**	12	15
Foreign exchange	**12**	12	12
Trade finance	**6**	6	6
Trading revenue	**2**	2	4
Securitization income	**12**	5	3
Other	**11**	15	12
	110	111	102
Net interest and other income	**296**	278	264
Non-interest expenses			
Salaries and employee benefits	**(85)**	(98)	(84)
Premises and equipment	**(28)**	(31)	(29)
Other	**(56)**	(68)	(51)
Total non-interest expenses	**(169)**	(197)	(164)
Income before taxes and non-controlling interest in income of subsidiaries	**127**	81	100
Provision for income taxes	**(47)**	(26)	(41)
Non-controlling interest in income of subsidiaries	**(4)**	(4)	(4)
Net income	**76**	51	55
Preferred share dividends	**(2)**	(2)	(2)
Net income attributable to common shares	**74**	49	53
Average common shares outstanding (000's)	**456,168**	456,168	456,168
Basic earnings per share	**0.16**	0.11	0.12

HSBC Bank Canada **Condensed Consolidated Balance Sheet (Unaudited)**

Figures in C$ millions	*At 31 March 2002*	*At 31 December 2001*	*At 31 March 2001*
Assets			
Cash and deposits with Bank of Canada	**352**	466	411
Deposits with regulated financial institutions	**3,206**	3,261	2,456
	3,558	3,727	2,867
Investment securities	**2,375**	2,474	2,958
Trading securities	**1,031**	1,153	732
	3,406	3,627	3,690
Assets purchased under reverse repurchase agreements	**351**	428	472
Loans			
Businesses and government	**11,959**	11,575	12,000
Residential mortgage	**8,766**	8,377	7,043
Consumer	**2,181**	2,233	2,003
Allowance for credit losses	**(331)**	(315)	(295)
	22,575	21,870	20,751
Customers' liability under acceptances	**2,560**	2,571	1,979
Land, buildings and equipment	**118**	124	116
Other assets	**1,282**	913	1,214
	3,960	3,608	3,309
Total assets	**33,850**	33,260	31,089
Liabilities and shareholders' equity			
Deposits			
Regulated financial institutions	**1,748**	1,747	608
Individuals	**13,530**	13,390	12,620
Businesses and governments	**11,683**	11,570	11,613
	26,961	26,707	24,841
Subordinated debentures	**447**	447	446
Acceptances	**2,560**	2,571	1,979
Assets sold under repurchase agreements	**46**	7	91
Other liabilities	**1,907**	1,686	2,043
Non-controlling interest in subsidiaries	**230**	230	230
	4,743	4,494	4,343
Shareholders' equity			
Preferred shares	**125**	125	125
Common shares	**935**	935	935
Contributed surplus	**165**	165	165
Retained earnings	**474**	387	234
	1,699	1,612	1,459
Total liabilities and shareholders' equity	**33,850**	33,260	31,089

HSBC Bank Canada **Condensed Consolidated Statement of Cash Flows (Unaudited)**

Figures in C$ millions	*Quarter ended*		
	31 March 2002	*31 December 2001*	*31 March 2001*
Cash flows provided by (used in):			
Operating activities	**95**	76	241
Financing activities	**291**	247	1,404
Investing activities	**(929)**	(30)	(1,143)
(Decrease) increase in cash and cash equivalents	**(543)**	293	502
Cash and cash equivalents, beginning of period	**3,138**	2,845	2,338
Cash and cash equivalents, end of period	**2,595**	3,138	2,840
Represented by:			
Cash resources per balance sheet	**3,558**	3,727	2,867
less non-operating deposits ♦	**(963)**	(589)	(27)
Cash and cash equivalents, end of period	**2,595**	3,138	2,840

♦ *Non-operating deposits are comprised primarily of cash which reprices after 90 days and cash restricted for recourse on securitisation transactions.*

Date of notification : 17 April 2002

NOTIFICATION OF DIRECTORS' SHARE INTERESTS

IN HSBC HOLDINGS PLC

Interests in shares of HSBC Holdings plc ("the Company") arising under sections 324 and 328 of the Companies Act 1985.

Following the acquisition of Crédit Commercial de France (CCF) by HSBC Holdings plc, outstanding options over CCF shares granted (for nil consideration) have vested. On exercise of the options, the CCF shares issued will become exchangeable for ordinary shares in HSBC Holdings plc (HSBC shares) in the same ratio as for the acquisition of CCF – 13 HSBC shares for 1 CCF share. The HSBC shares are to be provided through the HSBC Holdings General Employee Benefit Trust (the Trust), the Trustee of which is HSBC Trustee (C.I.) Limited.

Mr C F W de Croisset, a director of HSBC Holdings plc and HSBC Bank plc, currently holds options over 186,000 CCF shares which he is obliged, upon exercise, to exchange for 2,418,000 (186,000 x 13) HSBC shares.

As a beneficiary of the Trust, Mr de Croisset also has a technical interest in all of the HSBC shares held by the Trust (including the HSBC shares which correspond to his options over CCF shares enumerated above) as follows:

HSBC Holdings plc - Ordinary Shares US$0.50 each

Date of transaction	Nature of transaction by the Trust	Consideration
	Transfer by Trust of:	
16 April 2002	13,000 HSBC shares to an individual exercising options over 1,000 shares.	13 HSBC shares for each CCF share

At 16 April 2002 the Trust held a total of 38,613,875 HSBC shares.

Peter Harvey

020 7260 0126 (Extn. 50126)

Date of notification : 19 April 2002

NOTIFICATION OF DIRECTORS' SHARE INTERESTS

IN HSBC HOLDINGS PLC

Interests in shares of HSBC Holdings plc ("the Company") arising under sections 324 and 328 of the Companies Act 1985.

Following the acquisition of Crédit Commercial de France (CCF) by HSBC Holdings plc, outstanding options over CCF shares granted (for nil consideration) have vested. On exercise of the options, the CCF shares issued will become exchangeable for ordinary shares in HSBC Holdings plc (HSBC shares) in the same ratio as for the acquisition of CCF – 13 HSBC shares for 1 CCF share. The HSBC shares are to be provided through the HSBC Holdings General Employee Benefit Trust (the Trust), the Trustee of which is HSBC Trustee (C.I.) Limited.

Mr C F W de Croisset, a director of HSBC Holdings plc and HSBC Bank plc, currently holds options over 186,000 CCF shares which he is obliged, upon exercise, to exchange for 2,418,000 (186,000 x 13) HSBC shares.

As a beneficiary of the Trust, Mr de Croisset also has a technical interest in all of the HSBC shares held by the Trust (including the HSBC shares which correspond to his options over CCF shares enumerated above) as follows:

HSBC Holdings plc - Ordinary Shares US$0.50 each

Date of transaction	Nature of transaction by the Trust	Consideration
	Transfer by Trust of:	
19 April 2002	13,000 HSBC shares to an individual exercising options over 1,000 shares.	13 HSBC shares for each CCF share

At 19 April 2002 the Trust held a total of 38,600,875 HSBC shares.

Peter Harvey

020 7260 0126 (Extn. 50126)

Section 198 - Companies Act 1985

The Company was notified today by the Hong Kong Monetary Authority (for and on behalf of the Financial Secretary of Hong Kong as Controller of the Exchange Fund of the Hong Kong Special Administrative Region) that, as at 17 April 2002, the Hong Kong Special Administrative Region Government ("HKSAR Government") had an interest (for the account of the Exchange Fund) in 276,713,797 ordinary shares of US$0.50 each in HSBC Holdings plc, representing 2.96% of the ordinary shares in issue. The registered holder of the shares is HKSCC Nominees Limited.

In addition, the HKSAR Government holds (for the account of the Exchange Fund) units in the Tracker Fund of Hong Kong ("TraHK") acquired for the purpose of meeting its obligations to distribute loyalty bonus units to eligible investors under the terms of the Loyalty Bonus Scheme outlined in the prospectus for TraHK. As a holder of units in TraHK, the HKSAR Government has an undivided interest in all of the shares of HSBC Holdings plc held in TraHK's portfolio. As at close of business (Hong Kong time) on 17 April 2002, to the best of the HKSAR Government's knowledge, information and belief, TraHK's portfolio held 94,317,578 ordinary shares in HSBC Holdings plc, representing 1.01% of the ordinary shares in issue. The HKSAR Government has no ability to exercise any voting rights in respect of the HSBC Holdings plc shares held in TraHK's portfolio. The HKSAR Government believe that the registered holder of the HSBC Holdings plc shares held by TraHK is HKSCC Nominees Limited.

A copy of the letter sent to HSBC Holdings plc is below.

As a consequence, the HKSAR Government's interest in the ordinary shares of HSBC Holdings plc has fallen from 4.95% to 3.97%.

Letter to: HSBC Holdings plc

Notification of Shareholding Interest

The Hong Kong Monetary Authority (for and on behalf of the Financial Secretary of Hong Kong as Controller of the Exchange Fund of the Hong Kong Special Administrative Region) hereby notifies you that, as at 17 April 2002, the Hong Kong Special Administrative Region Government (the principal address of which is Central Government Officers, Lower Albert Road, Central, Hong Kong) had an interest (for the account of the Exchange Fund) in 276,713,797 shares of US$0.50 each in the ordinary share capital of your Company. The registered holder of the above shares is HKSCC Nominees Limited.

As the beneficial owner of the shares referred to above the Hong Kong Special Administrative Region Government has the right to call for delivery of any or all of these shares from the registered holders.

In addition, the Hong Kong Special Administrative Region Government holds (for the account of the Exchange Fund) units in the Tracker Fund of Hong Kong ("TraHK") acquired for the purpose of meeting its obligations to distribute loyalty bonus units to eligible investors under the terms of the Loyalty Bonus Scheme outlined in the prospectus for TraHK. As a holder of units in TraHK, the Hong Kong Special Administrative Region Government has an undivided interest in all of the shares of HSBC Holdings plc held in TraHK's portfolio. As at close of business (Hong Kong time) on 17 April 2002, to the best of our knowledge, information and belief, TraHK's portfolio held 94,317,578 ordinary shares in HSBC Holdings plc. The Hong Kong Special Administrative Region Government has no ability to exercise any voting rights in respect of the HSBC Holdings plc shares held in TraHK's portfolio. We believe that the registered holder of the HSBC Holding plc shares held by TraHK is HKSCC Nominees Limited.

Letter from: The Hong Kong Monetary Authority

END

HSBC

23 April 2002

BANCA EUROMOBILIARE ACQUIRES PART OF HSBC'S PRIVATE BANKING ACTIVITY IN ITALY

A preliminary contract has been signed for the acquisition by Banca Euromobiliare of part of the private banking operations of HSBC Bank plc in Italy. The agreement is for the acquisition by Banca Euromobiliare of seven offices in Como, Sondrio, Padova, Florence, Brescia, Turin and Bologna and includes the transfer of 19 employees.

The seven branches have approximately Euro 9 million of customer deposits, Euro 22 million of customer lending and Euro 173 million of client funds under management. The consideration for the sale has been agreed at Euro 200,000.

The final sale agreement will have to be authorised by Banca d'Italia, in accordance with the requirement of law no. 287/90.

"For us the acquisition of branches of HSBC Bank plc, a company with whom we share a genuine private banking culture, is first and foremost a good investment," pointed out Paolo Caroli, Managing Director of Banca Euromobiliare, "because it helps strengthen our position in the sector."

"Moreover," continued Caroli, "the operation makes it possible to strengthen Banca Euromobiliare's presence in geographical areas where we are already present and to set up offices in areas we had already identified in our strategic plan."

In Italy, HSBC will continue to offer its existing range of private banking, corporate banking, corporate finance, trade finance, treasury and capital markets activities.

Alessandro Baroni, Chief Executive, HSBC Italy, said: "The sale forms part of our strategy to concentrate our private banking activities in Italy through our Milan and Rome offices, where we believe we can grow this business significantly."

more …

Information

As part of the Credito Emiliano–Credem banking group, Banca Euromobiliare currently distributes common investment funds managed by Euromobiliare Asset Management Sgr and manages Credem International Lux, Templeton and Fleming's SICAVs' direct investments. The bank manages eight asset management lines in securities, four asset management lines in Euromobiliare funds and 10 asset management lines in third party SICAVs. It also operates in the insurance sector with five lines of unit-linked policies, life and accident insurance policies, index linked policies and pension funds.

With some 7,000 offices in 81 countries and territories and assets of US$696 billion at 31 December 2001, the HSBC Group is one of the world's largest banking and financial services organisations.

Contacts:

Banca Euromobiliare	**CCF**	**HSBC**
Nicola Guglielmi	Chantal Nedjib	Alessandro Baroni
Barabino & partners	Head of Corporate Communication	HSBC Bank plc
Tel: +39 02 72023535	Tel: + 33 6 08 49 52 17	Tel: +39 02 72437217

ends

HSBC

News Release

29 April 2002

HSBC USA INC.
2002 FIRST QUARTER RESULTS

- Net income for the quarter ended 31 March 2002 increased by 16 per cent to US$210 million compared to US$181 million in the first quarter of 2001.

- Cash earnings[⌖] for the quarter ended 31 March 2002 were US$210 million, a decrease of 5 per cent compared to US$222 million in the first quarter of 2001.

- The cost:income ratio for the 2002 first quarter was 52.6 per cent compared to 58.8 per cent for the same period in 2001. The ratio for the first quarter of 2001, put on a comparable basis by excluding goodwill amortisation and restructuring costs, was 52.7 per cent.

- Tier 1 capital to risk-weighted assets was 8.4 per cent at 31 March 2002 compared to 8.1 per cent at 31 March 2001.

- Cash earnings[⌖] as a percentage of average common equity for the quarter ended 31 March 2002 were 12.8 per cent compared to 13.1 per cent during the quarter ended 31 March 2001.

- Client assets under administration at 31 March 2002 were US$49.9 billion, of which US$33.3 billion were funds under management and US$16.6 billion were custody accounts.

⌖ *Cash earnings are net income after preferred dividends and after adding back goodwill amortisation and expense associated with HSBC Group share option plans.*

HSBC USA Inc. reported net income of US$210 million for the quarter ended 31 March 2002, an increase of 16 per cent from US$181 million for the first quarter of 2001. Revenue growth and the implementation of SFAS 142 in January 2002 (which eliminated the amortisation of goodwill through operating expenses), more than offset lower levels of securities gains, increased provisions and a higher underlying tax rate. Cash earnings in the first quarter of 2002 decreased to US$210 million from US$222 million in the comparable period in 2001.

Commenting on the results, Youssef A Nasr, Chief Executive Officer of HSBC USA Inc., said: "Overall, we are pleased with the first quarter operating and financial results that we have reported today. Net interest income and most categories of fee income showed healthy growth from last year's levels while cash expenses were flat. However, more difficult conditions in the capital markets prevented a recurrence of the record gains reported last year from securities sales and FX trading."

In March, HSBC USA Inc. and HSBC Canada announced the alignment of their North American operations, with the primary goal of providing seamless North American services to their customers.

Mr. Nasr added: "The aligning of our American and Canadian operations will allow management to better leverage the strengths and practices of each bank. It will also enable us to increase economic profit in North America by improving HSBC's overall position in terms of brand awareness, cost efficiencies, revenue generation, distribution and risk management.

"HSBC is already known as both one of the world's largest financial services organizations and a local bank in the markets we serve. This new alignment presents us with the opportunity to become North America's premier cross-border bank."

Total assets of HSBC USA Inc. were US$87.5 billion at 31 March 2002 compared to US$84.5 billion at 31 March 2001. Total deposits were US$59.7 billion at 31 March 2002, compared to US$57.7 billion at 31 March 2001. Within deposits, personal demand, personal money market and commercial money market balances increased.

Total funds under management at 31 March 2002 were US$33.3 billion, up US$2.3 billion, or 7.5 per cent from 31 March 2001, largely due to the movement of new and existing deposits to investment products. Including custody balances, assets under administration at 31 March 2002 totalled US$49.9 billion. Total loans at 31 March 2002 were US$42.8 billion, compared to US$41.0 billion at 31 March 2001. Residential mortgage loans originated and held in the portfolio increased, and lower margin corporate loans were reduced. HSBC Bank USA's residential mortgage business, with approximately 325,000 customers, originated US$5.4 billion in mortgages in the first quarter of 2002, an increase of more than 90 per cent over the US$2.8 billion originated in the first quarter of 2001.

For the quarter ended 31 March 2002, net interest income increased by US$38 million, or 7.0 per cent, to US$582 million. Total average earning assets increased by US$2.0 billion or 2.6 per cent compared to 2001. In addition the benefits of lower costing personal and commercial deposits and cuts in short-term rates over the past twelve months have led to wider interest margins in certain commercial businesses, the residential mortgage business and treasury.

For the quarter, other operating income was US$277 million, a decrease of US$15 million, or 5.1 per cent compared to US$292 million in the first quarter of 2001. Wealth management, insurance and bankcard fees all continued to show growth in the first quarter of 2002. Brokerage revenues were 60 per cent higher due in part to sales of annuity products and increased transaction volumes. Insurance revenues increased by 73 per cent over the comparable quarter of 2001. However, difficult conditions in the capital markets prevented a recurrence of last year's record results from Treasury trading and securities gains. Treasury trading revenues for the quarter ended 31 March 2002 were US$43 million, a decrease of US$14 million from the US$57 million reported in the first quarter of 2001. Securities gains for the quarter ended 31 March 2002 were US$38 million, a decrease of US$31 million from the US$69 million in the comparable period in 2001. The first quarter of 2002 included sales of mortgage-backed treasury securities and Latin American securities. Securities gains in the first quarter of 2001 were unusually high as the company sold securities to adjust to interest rate changes, to reconfigure exposure to residential mortgages and included a US$19 million one-time gain on the sale of shares in Canary Wharf.

Operating expenses decreased 8.1 per cent to US$452 million in the first quarter of 2002 compared to US$492 million in the first quarter of 2001.

The decrease was primarily a result of the previously mentioned adoption of SFAS 142 with goodwill no longer being amortised through operating expenses. The impact of goodwill amortisation on net income in the first quarter of 2001 was US$43 million. Allowing for this accounting change, operating expenses were essentially flat when compared to the first quarter of 2001 but were almost 4 per cent lower than the fourth quarter of 2001.

Overall credit quality in the first quarter was mixed. Non-accruing loans were lower and the reserve to non-accrual ratio improved to 138.2 per cent from 125.1 per cent. However, the provisions for credit losses of US$73.5 million were US$25.9 million higher than for the first quarter of 2001. Net charge-offs of US$61 million for the first quarter of 2002 were US$40 million higher than in the first quarter of 2001, largely related to a small number of problem loans.

As part of its strategy of providing customers with multiple choices for product and service delivery, HSBC Bank USA offers a comprehensive internet banking service. At 31 March 2002, more than 310,000 customers had registered for the service, up from approximately 275,000 at year-end 2001. The HSBC Bank USA web site, **us.hsbc.com**, where customers can apply for accounts, conduct financial planning and link to online services, receives over 31,000 visits daily.

Media inquiries: **Adrian Russell/Karen Ng** **020 7260 8211/9814**

About HSBC Bank USA

HSBC Bank USA has more than 415 branches in New York State, giving it the most extensive branch network in New York. The bank also has eight branches in Florida, two in Pennsylvania, three in California and 17 in Panama.

HSBC Bank USA is the tenth largest US commercial bank ranked by assets and is a wholly-owned subsidiary of HSBC USA Inc, an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc (NYSE: HBC). Headquartered in London, and with over 7,000 offices in 81 countries and territories, the HSBC Group is one of the world's leading banking and financial services organisations.

For more information about HSBC Bank USA and its products and services visit www.us.hsbc.com.

Figures in US$ millions	*Quarter ended 31 March 2002*	*Quarter ended 31 March 2001*
Net income	**210**	181
Cash earnings[⌖]	**210**	222
Performance ratios (%)		
Cash earnings as a percentage of average common equity	**12.8**	13.1
Cost:income ratio	**52.6**	58.8
Staff numbers (full-time equivalents)	**13,831**	14,406
Average balances		
Loans	**42,104**	40,402
Earning assets	**78,972**	76,986
Total assets	**88,214**	85,046
Deposits	**58,710**	57,712
Common equity	**6,651**	6,867
Net yields on total assets (tax equivalent basis) (%)	**2.7**	2.6
Assets under administration		
Funds under management	**33,269**	30,945
Custody accounts	**16,592**	15,339
Total assets under administration	49,861	46,284
Credit information		
Non-accruing loans	**375**	442
Net charge offs	**61**	21
Allowance available for credit losses		
- Balance at end of period	**518**	553
- As a percentage of non-accruing loans	**138.2**%	125.1%
- As a percentage of loans outstanding	**1.21**%	1.35%
Capital (at end of period)		
Common equity	**6,616**	6,757
As a percentage of total assets	**7.6**%	8.0%
Capital ratios (%)		
Leverage ratio	**5.6**	5.6
Tier 1 capital to risk-weighted assets	**8.4**	8.1
Total capital to risk-weighted assets	**13.3**	13.2

⌖ *Cash earnings are net income after preferred dividends, after adding back goodwill amortisation and expense associated with HSBC Group share option plans.*

Figures in US$ thousands	*Quarter ended 31 March 2002*	*Quarter ended 31 March 2001*
Interest income		
Loans	**635,012**	785,569
Securities	**247,717**	367,716
Trading assets	**33,256**	60,920
Short-term investments	**45,143**	115,423
Other interest income	**5,430**	7,946
Total interest income	**966,558**	1,337,574
Interest expense		
Deposits	**261,532**	582,840
Short-term borrowings	**53,090**	120,388
Long-term debt	**69,923**	90,568
Total interest expense	**384,545**	793,796
Net interest income	**582,013**	543,778
Provision for credit losses	**73,500**	47,550
Net interest income, after provision for credit losses	**508,513**	496,228
Other operating income		
Trust income	**24,899**	22,838
Service charges	**47,421**	43,903
Mortgage servicing fees and gains, net	**17,280**	12,197
Other fees and commissions	**92,497**	76,499
Trading revenues		
- Treasury business and other	**43,254**	57,117
- Residential mortgage business related ♦♦	**(11,315)**	(6,719)
Total trading revenues	**31,939**	50,398
Security gains, net	**38,001**	69,179
Other income	**25,100**	17,433
Total other operating income	**277,137**	292,447
Total income from operations	**785,650**	788,675
Other operating expenses		
Salaries and employee benefits	**253,295**	243,160
Occupancy expense, net	**35,905**	38,064
Other expenses	**162,519**	167,022
Operating expenses before goodwill amortisation	**451,719**	448,246
Goodwill amortisation	**-**	43,392
Total other operating expenses	**451,719**	491,638
Income before taxes and cumulative effect of accounting change	**333,931**	297,037
Applicable income tax expense	**123,600**	115,800
Income before cumulative effect of accounting change	**210,331**	181,237
Cumulative effect of accounting change- implementation of SFAS 133	**-**	(451)
Net income	**210,331**	180,786

♦♦ Trading [illegible]

Figures in US$ thousands	*At 31 March 2002*	*At 31 December 2001*	*At 31 March 2001*
Assets			
Cash and due from banks	**1,917,635**	2,102,756	1,987,039
Interest bearing deposits with banks	**2,761,306**	3,560,873	4,693,344
Federal funds sold and securities purchased under resale agreements	**5,586,667**	3,744,624	1,115,439
Trading assets	**8,768,015**	9,088,905	7,783,525
Securities available for sale	**14,865,795**	15,267,790	15,884,262
Securities held to maturity	**4,280,314**	4,651,329	5,170,467
Loans	**42,778,874**	40,923,298	41,042,167
Less – allowance for credit losses	**518,451**	506,366	552,664
Loans, net	**42,260,423**	40,416,932	40,489,503
Premises and equipment	**748,701**	750,041	794,579
Accrued interest receivable	**410,007**	416,545	575,546
Equity investments	**274,984**	271,402	56,835
Goodwill and other acquisition intangibles	**2,885,794**	2,895,714	3,183,334
Other assets	**2,733,048**	3,946,665	2,752,212
Total assets	**87,492,689**	87,113,576	84,486,085
Liabilities			
Deposits in domestic offices			
- Non-interest bearing	**5,091,896**	5,432,106	4,882,753
- Interest bearing	**34,956,715**	31,695,955	31,587,010
Deposits in foreign offices			
- Non-interest bearing	**431,989**	428,252	654,060
- Interest bearing	**19,191,646**	18,951,096	20,618,917
Total deposits	**59,672,246**	56,507,409	57,742,740
Trading account liabilities	**3,569,528**	3,799,817	3,501,281
Short-term borrowings	**9,772,318**	9,202,086	7,832,579
Interest, taxes and other liabilities	**2,566,345**	6,064,462	3,225,862
Subordinated long-term debt and perpetual capital notes	**2,702,495**	2,711,549	2,958,969
Guaranteed mandatorily redeemable securities	**727,663**	728,341	729,907
Other long-term debt	**1,365,837**	1,050,882	1,237,512
Total liabilities	**80,376,432**	80,064,546	77,228,850
Shareholders' equity			
Preferred stock	**500,000**	500,000	500,000
Common shareholder's equity			
- Common stock	**4**	4	4
- Capital surplus	**6,038,457**	6,034,598	6,022,018
- Retained earnings	**510,402**	415,821	611,886
- Accumulated other comprehensive income	**67,394**	98,607	123,327
Total common shareholder's equity	**6,616,257**	6,549,030	6,757,235
Total shareholders' equity	**7,116,257**	7,049,030	7,257,235
Total liabilities and shareholders' equity	**87,492,689**	87,113,576	84,486,085

HSBC

29 April 2002

HSBC HOLDINGS PLC
PAYMENT OF DIVIDENDS IN UNITED STATES DOLLARS, STERLING OR HONG KONG DOLLARS

On 4 March 2002, the Directors of HSBC Holdings plc declared a second interim dividend for 2001 of US$0.29 per ordinary share. The dividend is payable on 7 May 2002 to shareholders on the Principal Register or Hong Kong Overseas Branch Register at close of business on 22 March 2002 in cash in US dollars, sterling or Hong Kong dollars, or a combination of these currencies and with a scrip dividend alternative.

In the absence of instructions to the contrary, shareholders on the Principal Register will automatically receive dividends in sterling. Shareholders on the Hong Kong Overseas Branch Register will automatically receive dividends in Hong Kong dollars.

Dividends payable in cash in sterling or Hong Kong dollars will be converted from US dollars at the forward exchange rates quoted by HSBC Bank plc in London at 11.00 am on 29 April 2002 (US$1 = HK$7.7991 and £1 = US$1.4623). Accordingly, the amount payable on 7 May 2002 will be:

US$0.29 per share;
approximately HK$2.261739 per share or;
approximately £0.198318 per share.

P A Stafford
Assistant Group Secretary
HSBC Holdings plc

Media enquiries to Karen Ng on 020 7260 9814.

Information

HSBC Holdings plc

Press Releases/Notifications for the month of April 2002

2nd	Stock Exchange Notification: Change in Directors Share Interests
2nd	Stock Exchange Notification: Change in Directors Share Interests
4th	Stock Exchange Notification: Change in Directors Share Interests
4th	Stock Exchange Notification: Change in Directors Share Interests
5th	Stock Exchange Notification: Change in Directors Share Interests
5th	Stock Exchange Notification: Change in Directors Share Interests
9th	The Saudi British Bank – First Quarter 2002 Results - Highlights
10th	Societe Marseillaise de Credit – Annual Results 2001
10th	Stock Exchange Notification: Change in Directors Share Interests
11th	Banque Worms / Deutsche Bank Group
11th	HSBC Trinkaus & Burkhardt 2001 Results – Net Profits Rose Again
12th	Stock Exchange Notification: Change in Directors Share Interests
15th	HSBC Bank Canada – First Quarter 2002 Results - Highlights
17th	Stock Exchange Notification: Change in Directors Share Interests
19th	Stock Exchange Notification: Change in Directors Share Interests
19th	Holding in Company
25th	Banca Euromobiliare Acquires part of HSBC's Private Banking Activity in Italy
29th	HSBC USA Inc. – 2002 First Quarter Results
29th	HSBC Holdings plc - Payment of dividends in United States Dollars, Sterling or Hong Kong Dollars
30th	Stock Exchange Notification: Change in Directors Share Interests
30th	Stock Exchange Notification: Change in Directors Share Interests

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		15:22 30 Apr

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

K R Whitson

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Abacus Corporate Trustee Limited 271,817
Computershare Trustees Limited Account SIP 78
K R Whitson 101,469
Mrs S Whitson 20,000

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / monthly contribution to the HSBC UK Share Ownership Plan

7) Number of shares/amount of stock acquired

16

8) Percentage of issued class

De minimis

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£8.09

13) Date of transaction

29 April 2002

14) Date company informed

30 April 2002

15) Total holding following this notification

393,364 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 30 April 2002

END

---

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		15:17 30 Apr

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

S K Green

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

As in 2. above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSBC Trinkaus & Burkhardt (International) SA 13,736
Abacus Corporate Trustee Limited 259,533
Computershare Trustees Limited Account SIP 78
S K Green 159,053

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 2. above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / monthly contribution to the HSBC UK Share Ownership Plan

7) Number of shares/amount of stock acquired

16

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£8.09

13) Date of transaction

29 April 2002

14) Date company informed

30 April 2002

15) Total holding following this notification

432,400 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 30 April 2002

END

---

status list